United States Securities and Exchange Commission
Washington, DC 20549-0306
Division of Corporate Finance
Mail Stop 3561

Re:	Cavitation Technologies, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Forms 10-Q for the Quarterly Periods Ended September 30, 2009 and December 31, 2009

 Registration Statement File No. 0-29901

September 1, 2010

Ladies and Gentlemen,

This letter is in response to your supplemental comment letter dated August 24, 2010. Our responses to your letter are as follows below.  For your convenience, we have inserted the entire business summary to more easily allow you to assimilate our responses.

Comment 1

ITEM 1.  BUSINESS

The following discussion includes forward-looking statements, including but not limited to, management’s expectations of competition; revenues, margin, expenses and other operating results or ratios; operating efficiencies; economic conditions; cost savings; capital expenditures; liquidity; capital requirements; acquisitions and integration costs; operating models; exchange rate fluctuations and rates of return.  We disclaim any duty to update any forward-looking statements.

Introduction

Hydrodynamic Technology, Inc., or the ("Company") was incorporated 29 January 2007 as a California corporation.  It is a wholly owned operating subsidiary of Cavitation Technologies, Inc., a Nevada corporation, and the parent company. The Company designs and engineers environmentally friendly NANO technology based systems. These systems have potential commercial applications in markets such as vegetable oil refining, renewable fuels, water purification, alcoholic beverage enhancement, algae oil extraction, and crude oil yield enhancement.  Our investment in R&D since inception on January 27, 2007  through June 30, 2009 is $2,438,498.

R&D has led to products which include the Green D+Plus” System – a vegetable oil refining system, and the “Bioforce 9000 Skid System” which performs the transesterification process during the production of biodiesel. Both the Bioforce 9000 and the Green D+ Plus Systems use our unique patents pending, continuous flow-through, hydrodynamic NANO Technology in the form of, multi-stage cavitation reactors. Our technology process creates small particles in some cases smaller than one micron (nano particles) and bonds these particles at the molecular level. These reactors have no moving parts and are scalable to high volumes.  To date the Company has sold no products and has received no revenue from product sales.

Vegetable Oil Refining

Our Green D+ Plus System uses a patent pending NANO Cavitation Process that is designed to convert crude non-degummed vegetable oils into high quality de-gummed oils at lower costs and higher yields. Our Green D+ Plus System is designed to be used in the vegetable oil refining process to reduce operating costs and improve yield by increasing the efficiency in separating vegetable oils from impurities (gums).  We are conducting tests in order to demonstrate that our system can reduce operating costs by reducing the need for chemicals.  In addition, we are also conducting tests with the intention of demonstrating that our system can increase yield.

During the refining process, there is a certain volume of oil that is lost and trapped in gums. Oil trapped in gums reduces the yield.  That is, the efficiency or yield of the refining process is measured by minimizing oil loss. Our Green D+ Plus System is designed to improve the efficiency of the process by reducing the amount of oil that is lost or remains trapped in gums.  A means for detecting the percentage of oil present in gums is the Acetone Insoluble (AI) test. The industry average AI reading is approximately 70%.  The higher the AI reading, the lower the amount of oil trapped in gums, and therefore the higher the yield. As yield increases, profitability for the refiner increases.  Our system is designed to improve yield leading to increased profitability for refiners.   A source for industry average AI readings is as follows:  “Crude soybean lecithin contains about 70% AI” M.L. Nollet “The Handbook for Food Analysis: Physical Characterization and Nutrient Analysis” page 350.  As well as “AI% in dried gums – 65- 70%”, Logan, Andrew and Laval, Alfa “Degumming and Centrifuge Selection, Optimization and Maintenance” pages 10 and 13.  There is additional support for this in the following issued patent: Orthoefer, Frank T. “Cold -Water Dispersible Lecithin Concentrates” U.S. Patent #4,200,551 issued April 29, 1980. The relevant portion of the patent confirms “A commercial lecithin product is then obtained by drying the wet gum. Such commercial lecithin products generally have acetone insoluble (A.I) of at least 50 and are most typically within about the 60 to about 65 A.I. range”.

During July and September 2009, the Company conducted a number of tests at our Chatsworth, California facility using a commercial scale, (not a small-scale or lab bench test unit) flow-through Green D + Plus System with a daily capability of 200 tons of oil.  The batch volumes ranged from 20 to 40 liters at a time.  Oil samples were sent to Mid Continent Laboratories (Memphis, Tennessee) an independent lab certified by the American Oil Chemists Society (AOCS).  The oil samples were analyzed by Mid Continent before and after treatment.  Mid Continent conducted the analysis in accordance with AOCS official method Ja 4-46 for measuring AI.  Results show better than industry average AI readings which indicate that our Green D+ Plus System is able to produce a yield higher than the industry average. The higher yield/less oil loss is due to a reduction in the consumption of degumming reagents.  So not only does yield improve but costs are reduced as well.

This system is scheduled for operational testing during 2010. Following successful testing, we expect to bring the Green D+Plus to market in the latter half of 2010.

The global target market for our Green D+ Plus System includes approximately 300 major (greater than 200 tons per day processing capability) vegetable oil de-gumming plants. The global demand for processed vegetable oils has grown consistently from 84.7 million metric tons in 1999 to 126 million metric tons in 2008. We believe there will continue to be growing demand for technology that processes vegetable oils at lower costs and/or higher yields. To date the Company has sold no products and recognized no revenue.

Biodiesel

Our fully automated Bioforce 9000 NANO Reactor Skid System performs the transesterification process during the production of biodiesel; that is, it fully converts all mono-, di-, and tri-glycerides contained in feedstock (such as animal fats and vegetable oils) into methyl esters (crude biodiesel).  We believe the Bioforce 9000 offers potential advantages including the ability to use multiple feedstocks with up to 3% free fatty acids (FFA) simultaneously.

The first installation of our Bioforce 9000 is included in a biodiesel production plant that is under construction and is expected to be fully operational before the end of 2009 in Moberly, Missouri. The installation of our system in the Moberly, Missouri plant was accomplished through the sale of our system to a third-party sub-contractor pursuant to a standard purchase order.  The total purchase price for the system was $130,000.00.  The material terms of the purchase order are a 20% ($26,000) down- payment and the 80% balance ($104,000) due upon delivery of the system. We received a $26,000 deposit from this third party sub-contractor but have not received the balance, so we are unable to book the transaction as revenue. We allowed our customer, with whom we had a good working relationship, to install our equipment without payment because they themselves had not yet been paid by the contractor working on the Moberly plant installation. At that point in time we had the choice of taking our equipment back, or allowing the transaction to continue with the expectation we would be paid.  We elected to allow the transaction to continue because we felt it was important to have our equipment installed in a plant that was expected to become operational. As of September 28, 2009, our third party sub-contractor (the customer) has not been paid, and we, accordingly, have not been paid.

To date we have sold no products and have recorded no revenue other than $26,000 recorded as Deferred Income on our balance sheet. This amount represents a down payment for the Bioforce 9000 System described above.

We believe the Bioforce 9000 provides a variety of advantages including the consumption of less energy.  The total energy (electricity and steam) required to produce a gallon of industry standard biodiesel using competitive technology ranges from $0.02/gal. to $0.05/gal., depending on production capacity, feedstock, and other factors. Our Bioforce 9000 Skid System applies only to the transesterification portion of the biodiesel production process.  The  energy consumed by a competitive transesterification process  ranges from $0.004 to $0.01 to produce one gallon of biodiesel (the  Hielscher Ultrasonics, GmbH, website at http://www.hielscher.com/ultrasonics/biodiesel_transesterification_01.htm  states “The resulting costs for the ultrasonication vary between 0.1ct and 1.0ct per liter (0.4ct to 1.9ct/gallon) when used in commercial scale”.  Testing suggests that our 24GPM Bioforce 9000 uses as little as 0.08ct for each gallon of biodiesel produced based on 8.20KwH.

The global demand for petroleum-based diesel is about 345 billion gallons/year.  The global demand for biodiesel is only about 3 billion gallons/year.  This number is not expected to grow dramatically in the foreseeable future for a number of reasons.  We have been impacted by the downturn in the worldwide economy and the slowdown in the demand for biodiesel. Failure of congress to renew the biodiesel tax credits would impede growth of the biodiesel market. At this time, there can be no assurance that tax credits supporting the biodiesel industry will be renewed. Factors which can spur the demand for biodiesel and our products include legislation which mandates increased use of biodiesel, a reduction in the cost of raw materials (feedstock) used in the production of biodiesel, and an increase in the price of competitive products such as petroleum-based diesel fuel. These factors along with adverse economic conditions may continue to negatively affect our revenues and profitability into the foreseeable future.

Competition

We have a variety of competitors, large and small. The biodiesel market and other markets in which we compete are highly competitive markets offering essentially commodity products. There are a number of competitors in the biodiesel industry, many of which have a longer operating history and stronger financial capabilities than we do, and there is at least one other company which professes to offer hydrodynamic cavitation technology. Other companies use rotor-stator and ultrasonic cavitation technologies. Competitors in the edible oil refining industry include well-known companies which have longer operating histories and stronger financial capabilities than we do. We differentiate ourselves by the designs, processes, and applications described in our patents pending applications. We compete by offering solutions that we believe can reduce operating expenses vis-à-vis current technology.

Due to the nature of our products, we have incurred no costs with respect to environmental compliance with federal, state, and local laws.  To our knowledge, our products do not require governmental approval, and we do not foresee that governmental regulations will have a material impact on our business.

Our success will depend in part on our ability to obtain patents, maintain trade secrets, and operate without infringing on the proprietary rights of others both in the United States and other countries.  We have seven patent applications pending and have applied for three international patents which apply to our reactors, systems, and processes.   Our patents pending apply to potential commercial applications in markets such as vegetable oil refining, renewable fuels production, water purification, crude oil yield enhancement, and alcoholic beverage enhancement. We plan to continue to apply for new and improved patents on a regular basis.

There can be no assurances that patents issued to the Company will not be challenged, invalidated, or circumvented, or that the rights granted hereunder will provide proprietary protection or competitive advantage to the Company

We are a public company with stock traded on the Over the Counter Bulletin Board with ticker symbol CVAT.  Our stock is also traded on the Berlin and Stuttgart Stock Exchanges with the symbol WTC.  Our single location is our headquarters in Chatsworth, CA. We have four full-time employees and have engaged numerous consultants and independent contractors over the past two years.

Comment 2

The first installation of our Bioforce 9000 is included in a biodiesel  plant that is under construction and expected to be fully operational before the end of 2009 in Moberly, Missouri. The installation of our system in this  plant was accomplished through the sale of our system to a third-party sub-contractor pursuant to a standard purchase order.  The total purchase price for the system was $130,000.00.  The material terms of the purchase order are a 20% ($26,000) down- payment and the 80% balance ($104,000) due upon delivery of the system. We received a $26,000 deposit from this third party sub-contractor but have not received the balance, so we are unable to book the transaction as revenue. We allowed our customer, with whom we had a good working relationship, to install our equipment without payment because they themselves had not yet been paid by the contractor working on the Moberly plant installation. At that point in time we had the choice of taking our equipment back, or allowing the transaction to continue with the hope and expectation we would be paid.  We elected to allow the transaction to continue because we felt it was important to have our equipment installed in a plant that was expected to become operational. As of September 28, 2009, our third party sub-contractor had not been paid, and we, accordingly, have not been paid.

Comment 3

The comments regarding Desmet Ballestra and the Minnesota plant were informational solely for the benefit of the Commission.  There was not a reference to either in the 2009 10K filing nor will there be a reference to either in our 2009 10K amendment.

Comment 4

Two sources for the information “The industry average AI reading is approximately 70%.” Are below
1.	“Crude soybean lecithin contains about 70% AI” M.L. Nollet “The Handbook for Food Analysis: Physical Characterization and Nutrient Analysis” page 350.

2.	“AI% in dried gums – 65- 70%”, Logan, Andrew and Laval, Alfa Degumming and Centrifuge Selection, Optimization and Maintenance pages 10 and 13.

As well as the following patent

Orthoefer, Frank T. “Cold -Water Dispersible Lecithin Concentrates” U.S. Patent #4,200,551 issued April 29, 1980. The releveant portion of the patent confirms “A commercial lecithin product is then obtained by drying the wet gum. Such commercial lecithin products generally have acetone insoluble (A.I) of at least 50 and are most typically within about the 60 to about 65 A.I. range”.

The support for the informational statement “The  energy consumed by a competitive transesterification process would range from $0.004 to $0.01 to produce one gallon of biodiesel” is set forth on the website of Hielscher Ultrasonics, GmbH (Hieslscher.com), a large competitor, , who  states “The resulting costs for the ultrasonication vary between 0.1ct and 1.0ct per liter (0.4ct to 1.9ct/gallon) when used in commercial scale”.  The online source is: http://www.hielscher.com/ultrasonics/biodiesel_transesterification_01.htm

In addition, Hielscher states that “Hielscher ultrasonic devices for the processing of biodiesel requires approx. 1.4kWh/m³. To achieve a similar result using hydrodynamic magnetic impulse cavitation, requires approx. 32.0kWh/m³. High-Shear mixing requires approx. 4.4kWh/m³. This means, that hydrodynamic impulse cavitation requires approx. 23 times more energy and high shear mixing approx. 3 times more energy than Hielscher ultrasonic devices to provide the same throughput. This leads to significantly higher annual electricity costs”.  The online source for this information is  http://www.hielscher.com/ultrasonics/energy_efficiency_01.htm#biodiesel_processing

Comment 5

Unregistered Sales of Equity Securities and Use of Proceeds

Our amended response will read as follows:

On October 3, 2008, the Company issued 210,000 units comprised of five shares of its Series A-1 Preferred Stock (total of 1,050,000 preferred shares) and one warrant to purchase one share of common stock at $0.75 per share for total proceeds of $525,000 which were placed in escrow. Upon the closing of escrow on October 3, 2008, $400,000 was used to purchase 50.5% of the outstanding shares of Bio (see Note 2 to the consolidated financial statements), and the remaining $125,000 was distributed to the Company. The shares of Company stock were sold in compliance with Section 4(2) of the Securities Act of 1933, as amended to 5 accredited, non-affliated investors who had a pre-existing relationship with the Company’s management. Those purchasers were Barhnart Holdings, Ltd., GDK Investments, Gregory Shukman, Tatiana Tessmer and Lyudmilla Yeschenko.  The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to a limited number of accredited investors who had a pre-existing relationship with the Company. No sales commissions or other remuneration was paid in connection with these sales.

On October 24, 2008, the Company entered into a share exchange agreement with Bio in which Bio acquired all of the outstanding shares of the Company’s stockholders. Bio Energy, Inc. issued 18,750,000 shares of its common stock to the stockholders of Hydrodynamic Technology, Inc. in exchange for all the outstanding shares of Hydrodynamic Technology, Inc. Under the terms of the share exchange agreement, Bio performed a 7.5-to-1 forward stock split of its outstanding shares of common stock.

On October 24, 2008, in connection with the reverse merger, all shares of Series A-1 Preferred Stock were converted to common shares of Bio. The accompanying financial statements have retroactively shown the recapitalization for all periods presented. As a result of the merger with Bio, the Company no longer has any Series A-1 Preferred Stock authorized or issued. In connection with the Bio transaction, 410,000 warrants to purchase 410,000 shares of Common Stock of Hydro converted into 279,800 warrants to purchase 279,800 shares of Common Stock of Bio.

On March 17, 2009, the Company filed Amended and Restated Articles of Incorporation, which authorized the Company to issue up to 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, of which 5,000,000 shares are designated as Series A Preferred Stock and 5,000,000 shares are designated Series B Preferred Stock, with the rights, preferences and privileges of the Series B Preferred Stock to be designated by the Board of Directors.  Each share of Common Stock and Preferred Stock has a par value of $0.001.

On March 17, 2009 the Company issued 111,111 shares of Series A Convertible Preferred Stock to Barnhart Holdings, Ltd., a foreign non-affiliated investor at a purchase price of $0.90 per share for a total purchase price of $100,000.  Each share of Series A Preferred Stock is convertible at the owner’s option into 1.125 shares of common stock.  The preferred shares are convertible into shares of Common Stock of the Company at any time at the election of the holder but will automatically convert to Common Stock on March 17, 2012. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to Barnhart Holdings, Ltd. The Company issued restricted shares in connection with this issuance. No sales commissions or other remuneration was paid in connection with these sales.

On April 22, 2009, the Company issued 166,666 shares of common stock at $0.60 per share and 66,666 warrants to purchase 66,666 shares of Common Stock at an exercise price of $1.50 per share for a total consideration of $100,000 to San Francisco Securities Inc, a non-affiliated accredited investor.   The warrants vest immediately and have a contractual life of 3 years. The total value of the warrants issued amounted to $0.  The value was determined using the Black-Scholes valuation model with input assumptions of (1) volatility of 64%, (2) expected life of 1.5 years, (3) risk free rate of 0.76%, and (4) expected dividends of zero.  The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to San Francisco Securities, Inc. The Company issued restricted shares in connection with this issuance. No sales commissions or other remuneration was paid in connection with these sales.

On June 3, 2009, the Company issued 166,666 shares of common stock to Boris Zheleznyak for a purchase price of $100,000 along with Warrants to purchase 166,666 shares of Common Stock at an exercise price of $0.60 per share.

On June 18, 2009, the Company issued 100,000 shares of Common Stock to San Francisco Securities, Inc. at a purchase price of $0.50 per share along with 100,000 warrants with an exercise price of $1.25 per share. On June 29, 2010, the Company issued 100,000 shares of Common Stock to GDK Investments at a purchase price of $0.50 per share along with 100,000 warrants with an exercise price of $1.25 per share.

None of Boris Zheleznyak, San Francisco Securities, Inc. and GDK Investment are affiliated with the Company. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to San Francisco Securities, Inc., Boris Zheleznyak and GDK Investments. The Company issued restricted shares in connection with these issuances.  No sales commissions or other remuneration was paid in connection with these sales. The above mentioned warrants vest immediately and have a contractual life ranging from 3 to 5 years.

We issued 530,000 warrants for services in fiscal 2009. The total value of the warrants issued for services amounted to $146,043.  The value was determined using the Black-Scholes valuation model with input assumptions of (1) volatility of 64%, (2) expected life ranging from 3 to 5 years, (3) risk free rate ranging from 0.845% to 1.23%, and (4) expected dividends of zero.

On December 18, 2008 we issued a 4-year warrant to purchase 33,333 shares of Common Stock to Lyudmilla Yeschenko at an exercise price of $1.50 per share along with a $50,000 promissory note bearing interest at the rate of 12% per annum.

On December 20, 2008, we issued a 4-year warrant to purchase 16,667 shares of Common Stock to Christopher Tucker, at an exercise price of $1.50 per share, along with a $25,000 promissory note bearing interest at the rate of 12% per annum.

On December 20, 2008, we issued a 4-year warrant to purchase 33,333 shares of Common Stock to Jeffery Neustadt, at an exercise price of $1.50 per share, along with a $50,000 promissory note beating interest at the rate of 12% per annum.

On January 29, 2009 we issued a 4-year warrant to purchase 3,333 shares of Common Stock to Erena Karakis, at an exercise price of $1.50 per share, along with a promissory note in the amount of $5,000 bearing interest at the rate of 12% per annum.

On February 11, 2009 we issued a 4-year warrant to purchase 66,667 shares of Common Stock to Barnhart Holdings, Ltd. at an exercise price of $1.50 per share, along with a $100,000 promissory note bearing interest at the rate of 12% per annum.

On February 18, 2009 we issued a 4-year warrant to purchase 3,333 shares of Common Stock to Mark Escalante at an exercise price of $1.50 per share, along with a $5,000 promissory note bearing interest at the rate of 12% per annum.

None of Lyudmilla Yeschenko, Christopher Tucker, Jeffery Neustadt, Erena Karakis, Barnhart Holdings, Ltd. and Mark Escalante are affiliated with the Company. The shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchasers. The Company issued restricted shares in connection with these issuances. No sales commissions or other remuneration was paid in connection with these sales.

On September 22, 2008 we issued 50,000 shares of Common Stock to RL Hartshorn, the Company’s CFO, for services rendered.

On December 3, 2008 we issued 40,000 shares of Common Stock to James Fuller for advisory board services.

On December 3, 2008 we issued 10,000 shares of Common Stock to Damon Germain for consulting services.

On December 3, 2008 we issued 25,000 shares of Common Stock to Paul Knerr for consulting services.

On December 3, 2008, we issued 25,000 shares of Common Stock to Maxim Promtov for consulting services.

On December 3, 2008, we issued 25,000 shares of Common Stock to Varvara Grichko for consulting services.

On December 3, 2008, we issued 25,000 shares of Common Stock to Princeton Research for consulting services.

On December 17, 2008, we issued 25,000 shares of Common Stock to Mi GMBH for consulting services.

On December 17, 2008, we issued 25,000 shares of Common Stock to Todd Strickland for consulting services.

On December 17, 2008 we issued 25,000 shares of Common Stock to Lina Minkovich for consulting services.

On December 17, 2008 we issued 25,000 shares of Common Stock to Lilia Dmitrieva for consulting services.

On February 27, 2009, we issued 12,500 shares of Common Stock to Shannon Stokes as a performance bonus.

On February 27, 2009, we issued 12,500 shares of Common Stock to Stacie Jovancevic for consulting services.

On February 27, 2009, we issued 12,500 shares of Common Stock to Dmitry Savelyev for consulting services.

On February 27, 2009, we issued 10,000 shares of Common Stock to Coolgrip International for consulting services.

On February 27, 2009, we issued 25,000 shares of Common Stock to Mary Michelle Azzato for consulting services.

On February 27, 2009, we issued 12,500 shares of Common Stock to Bella Karakis for legal services.

On February 27, 2009, we issued 12,500 shares of Common Stock to Alan Cohen for consulting services.

On February 27, 2009, we issued 25,000 shares of Common Stock to the Adept Group for consulting services.

On February 27, 2009, we issued 12,500 shares of Common Stock to Alex Sulla for consulting services.

On February 27, 2009, we issued 10,000 shares of Common Stock to Aru Ana, Inc. for consulting services.

On February 27, 2009, we issued 25,000 shares of Common Stock to Crown Equity Holdings for consulting services.

On February 27, 2009, we issued 25,000 shares of Common Stock to Crown City Capital Management for consulting services.

On February 27, 2009, we issued 1,855 shares of Common Stock to Tomer Tal for legal services.

On March 11, 2009, we issued 25,000 shares of Common Stock to Gauntam Chakrabarti for consulting services.

On March 11, 2009, we issued 3,850 shares of Common Stock to Tomer Tal for legal services.

On March 22, 2009, we issued 50,000 shares of Common Stock to RL Hartshorn for services rendered.

On April 23, 2009, we issued 9,805 shares of Common Stock to Tomer Tal for legal services.

On May 28, 2009, we issued 12,500 shares of Common Stock to Bella Karakis for legal services.

On May 28, 2009, we issued 30,000 shares of Common Stock to audit prep services for accounting services.

On May 28, 2009, we issued 8,923 shares of Common Stock to Tomer Tal for legal services.

On June 3, 2009, we issued 12,500 shares of Common Stock to Bernard Reich for consulting services.

On June 30, 2009, we issued 12,500 shares of Common Stock to Stanley Loft for consulting services.

In all the aforementioned cases, the shares were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The shares were not offered via general solicitation to the public but solely to the aforementioned purchasers in consideration of services. The Company issued restricted shares in connection with these issuances. No sales commissions or other remuneration was paid in connection with these sales.

On October 7, 2008, we issued an option to purchase 50,000 shares of Common Stock at $1.00 per share and an option to purchase 35,000 shares of Common Stock at $2.00 per share to Varvara Grichko.  The option expires on August 31, 2016.

On October 21, 2010, we issued an option to purchase 35,000 shares of Common Stock at a purchase price of $2.00 per share to Barnhart Holdings, Ltd.  The option expires on September 21, 2010.

On October 27, 2008, we issued an option to purchase 35,000 shares of Common Stock at $1.00 per share to James Fuller.  The option expires October 27, 2010.

On October 28, 2008, we issued an option to purchase 50,000 shares of Common Stock at $2.00 per share to Princeton Research of Nevada, Inc.  The option expires September 30, 2009.

On January 19, 2009, we issued an option to purchase 50,000 shares of Common Stock at $1.00 per share and an option to purchase 35,000 shares of Common Stock at $2.00 per share to Gautam Chakrabarti.  The option expires on August 31, 2016.

In summary, for fiscal 2009 we issued 661,303 shares of common stock valued at $639,673 to service providers who provided various services.  We also received $300,000 in cash in exchange for 533,332 common shares. In fiscal 2009, we also issued 111,111 preferred shares for $100,000.  In 2008, we issued 3,456,550 shares of common stock valued at $1,823,400 to service providers who supported largely our research and development activities.  In fiscal 2008, we also issued 1,000,000 shares of preferred stock for $500,000.  Further, for fiscal 2009, we issued warrants to purchase 1,374,421 shares of Common Stock with exercise prices ranging from $0.60 to $1.75 per share.  The warrants vest immediately and have a contractual life ranging from 1.5 to 5 years. The total value of the warrants issued in conjunction with services provided and convertible preferred debt amounted to $195,288.  The value was determined using the Black-Scholes valuation model with input assumptions of (1) volatility of 64% - 148%, (2) expected life ranging from 1.5 to 5  years, (3) risk free rate ranging from 0.85% to 1.55%, and (4) expected dividends of zero.”

Comment 6

The Company has not yet adopted a Code of Ethics due to, among other things, its continuing search for qualified outsider directors and committee members.  The Company expects it will adopt a Code of Ethics prior to its next annual filing on Form 10-K.

Comment 7

The following table and summary are attached

					SUMMARY COMPENSATION TABLE
										Non-Equity	All
							Stock	Option		Incentive Plan	Other
	Year	Salary			Bonus		Awards (1)	Awards (1)		Compensation	Compensation	Totals
Roman Gordon	2009		$172,856			$-	$-		$-	$-	$-		$172,856
Chief Executive Officer	2008		$50,034			$-	$-		$-	$-	$-		$50,034
	2007		$-			-	-		-	-	-		-

Igor Gorodnitsky (1)	2009		$172,856	(1)		$-	$-		$-	$-	$-		$172,856
President	2008		$50,034	(1)		$-	$-		$-	$-	$-		$50,034
	2007		$-			-	-		-	-	-		-

R.L. Harrtshorn	2009		$-			$-	$184,980	$		$-	$-		$184,980
Chief Financial Officer	2008		$-			$-	$-		$29,550	$-	$-		$29,550
	2007	$			$		$	$		$	$	$

(1) Includes accrued salary of $222,890 and $50,034 as of June 30 2009 and June 30, 2008.

Narrative Disclosure to Summary Compensation Table.

Roman Gordon, Igor Gorodnitsky and R.L. Hartshorn are our sole officers and directors.  The only officer and director who are on payroll are Roman Gordon and Igor Gorodnitsky.  Mr. Gordonitsky has accrued his salary because of the inability of the Company to generate the revenues to pay his salary.  Mr. Hartshorn has agreed to work for equity at this time because of the inability of the Company to generate revenues to pay him. The Company has no bonus, annuity, pension, retirement or other compensation programs in place at this time.  The accrued salary for Mr. Gorodnitsky of $222,890 at June 30, 2009 includes accrued salary of $50,034 from fiscal 2008. Mr. Gorodnitsky shall continue to accrue his salary until such time as the Company can pay his salary.  Mr. Gorodnitsky’s accrued salary shall be paid when the Company has sufficient funds to pay these accrued amounts.  Neither of Mr. Gordon, Mr. Gorodnitsky or Mr. Hartshorn have employment agreements with the Company.  Mr. Hartshorn has reviewed an offer of employment from the Company which is terminable by Mr. Hartshorn or the Company at any time for any reason or for no reason. At this time, the only officer receiving cash compensation from the Company is Roman Gordon, the Company’s CEO , who is paid on a bi-weekly basis in accordance with the Company’s standard payroll practices.

CAVITATION TECHNOLOGIES, INC.

By: s/Roman Gordon/
Chief Executive Officer